FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


             For the month of February 1, 2004 to February 29, 2004


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F.......X......Form 40-F...................

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                 Yes............................No.....X.......

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Date March 17, 2004





Signed by:
...........
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                   FROM FEBRUARY 1, 2004 TO FEBRUARY 29, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION




560      MADURA CONCESSION - STUDY CONCLUDES GAS POTENTIAL 02/17/04
561      MADURA CONCESSION - STUDY CONCLUDES GAS POTENTIAL 02/23/04

                                          CityView
                                            Corporation limited
                                          ACN 009 235 634

                                          Level 9, 28 The Esplanade
                                          Perth
                                          Western Australia         6000
                                          PO Box   5643
                                          St George's Terrace
                                          Perth
                                          Western Australia         6831
                                          Telephone: (61-8) 9226 4788
                                          Facsimile: (61-8) 9226 4799
                                          Email: info@cityviewcorp.com
                                                 ---------------------
                                          Web:   www.cityviewcorp.com

       February 17, 2004


       The Manager
       Company Announcements Office
       Australian Stock Exchange Limited
       20 Bridge Street
       SYDNEY           NSW               2000



                MADURA CONCESSION - STUDY CONCLUDES GAS POTENTIAL

     CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

     In November 2003, Medco engaged Gaffney, Cline & Associates (Consultants) Pte Ltd ("GCA") to carry out a comprehensive multidiscipline study on the prospectivity of the Madura Block. The study has been completed and a summary is herewith attached.

     In accordance with the recommendations made by GCA, Medco has formally requested the authorities, BP MIGAS for an extension of the relinquishment of the Block and is in the course of preparing the necessary work program and budget for the drilling of the 2 wells on the Sebaya prospect.



     CAUTION: The estimates of reserves in the attached report are furnished by Gaffney Cline & Associates and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11, 5.12 and 5.13. CityView is releasing these estimates in good faith but advises investors not to rely on same.

                                          CityView
                                            Corporation limited
                                          ACN 009 235 634

                                          Level 9, 28 The Esplanade
                                          Perth
                                          Western Australia         6000
                                          PO Box   5643
                                          St George's Terrace
                                          Perth
                                          Western Australia          6831
                                          Telephone: (61-8) 9226 4788
                                          Facsimile: (61-8) 9226 4799
                                          Email: info@cityviewcorp.com
                                                 ---------------------
                                          Web:   www.cityviewcorp.com


       February 23, 2004




       The Manager
       Company Announcements Office
       Australian Stock Exchange Limited
       20 Bridge Street
       SYDNEY           NSW               2000






                MADURA CONCESSION - STUDY CONCLUDES GAS POTENTIAL

     With reference to CityView's release dated February 17, 2004.

     Please note that in the "CAUTION" notice on page one of the announcement, we referred to "estimates of reserves" in the attached report as furnished by Gaffney Cline & Associates".

     We are informed by Gaffney Cline & Associates that no reference to "reserves" was, in fact, postulated in their report. As such, we believe that Listing Rules 5.11, 5.12 and 5.13 do not therefore apply to the announcement. The "CAUTION" notice in the release was therefore inappropriate.

          LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")
                                    DOCUMENTS


                   FROM FEBRUARY 1, 2004 TO FEBRUARY 29, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



              NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH OF
                                 FEBRUARY 2004.